================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2006

                        Commission File Number: 000-21742

                               STOLT OFFSHORE S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                          c/o Stolt Offshore M.S. Ltd.
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Extraordinary General Meeting for Stolt Offshore S.A., a Luxembourg company (the "Company"), to be held on February 24, 2006:

        1. Depositary's Notice (of Deutsche Bank Trust Company Americas) regardinig the Extraordinary General Meeting of Shareholders of the Company.

        2. Chief Executive Officer's letter to shareholders, dated January 20, 2006, advising of a proposed name change for the Company and thus a call for the Extraordinary General Meeting.

        3. Notice of Extraordinary General Meeting of Shareholders of the Company, advising of the Extraordinary General Meeting.

        4.      Blank form of Proxy Card.

The above materials were mailed on January 23, 2006 by Deutsche Bank Trust Company Americas to all holders of American Depositary Receipts (ADRs) of the Company of record as of January 19, 2006.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No.
333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached materials shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant customers; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  STOLT OFFSHORE S.A.


Date: January 24, 2006                            By:     /s/ Stuart Jackson
                                                         -----------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer

Deutsche Bank Trust Company Americas
Trust & Securities Services
Global Equity Services

DEPOSITARY RECEIPTS                                             January 23, 2006

Depositary's Notice pertaining to the Extraordinary General Meeting of Shareholders of Stolt Offshore

Issue:                   Stolt Offshore / Cusip 861567105

Country:                 Norway

Meeting Details:         Extraordinary General Meeting of Shareholders -
                         February 24, 2006 at 10:00 a.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:          The Company's Notice of Meeting, including the
                         Agenda is enclosed

Voting Deadline:         On or before February 17, 2006 at 3:00 PM
                         (New York City time)

ADR Record Date:         January 19, 2006

Ordinary: ADR ratio      1 Ordinary Share: 1 ADR

In accordance with Section 17 of the Deposit Agreement between Stolt Offshore (the "Company") and Deutsche Bank Trust Company Americas, as Depositary (the "Depositary"), Stolt Offshore ADR holders (the "Holders") are hereby notified of the Company's Extraordinary General Meeting of Shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Please read carefully the enclosed letter from Stolt Offshore S.A. to its shareholders.

Holders at the close of business on the ADR record date will be entitled, subject to any applicable law, the Company's Articles of Association and the provisions of or governing Deposited Property underlying ADRs, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Property represented by ADRs. A voting instruction form is enclosed for that purpose.

Upon receipt of a voting instruction from an ADR Holder on the ADR record date, received on or before the ADR voting deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Articles of Association of the Company and the provisions of the Deposited Property underlying the ADRs, to vote or cause the Custodian to vote the Shares and/or other Deposited Property, in person or by proxy, represented by the ADRs in accordance with the instructions set forth in such request.

Voting instructions may be given only in respect of a number of ADRs representing an integral number of Shares or other Deposited Property.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote or attempt to exercise the right to vote Shares or other Deposited Property represented by ADRs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Property represented by ADRs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

For further information, please contact:

Heidy Kashef, Associate
Deutsche Bank - Depositary Receipts
[LOGO]: 212 250-1605 [LOGO]: 212 797-0327

                                                         [LOGO OF DEUTSCHE BANK]

STOLT OFFSHORE S.A.                                [LOGO OF STOLT OFFSHORE S.A.]

            C/o Stolt Offshore M.S. Limited                Tel: + 44 1932 773700
            Dolphin House                                  Fax: + 44 1932 773701
            Windmill Road                                  www.stoltoffshore.com
            Sunbury-on-Thames
            Middlesex, TW16 7HT
            England

                                                                January 20, 2006

Dear Shareholder,

CHANGE OF COMPANY NAME - CALL FOR EXTRAORDINARY GENERAL MEETING AT 10 AM ON FEBRUARY 24, 2006

Under its Articles of Incorporation (Article 36) and under a service mark agreement with Stolt-Nielsen S.A., the Company is obliged to change its name and logo upon Stolt-Nielsen Transportation Group Ltd. and or Stolt-Nielsen S.A. owning less than 33 1/3% of the common shares of the Company. Following the sale by Stolt-Nielsen S.A. of its ownership interest in the Company in January 2005, the Company has agreed a right to use the "Stolt" name and logo until August 31, 2006.

The above has led the Company to instigate a rebranding exercise which has resulted in a proposal for a new trade name of Acergy S.A. We believe Acergy S.A. is the right name to embody our vision and will help us to become the acknowledged leader in seabed-to-surface engineering and construction.

The Board of Directors consequently proposes to the shareholders that the Company adopts the new trade name as its registered name. To do so Article 1 of the Articles of Incorporation has to be amended. This will require that 2/3 of the votes of shareholders present at the shareholder meeting considering the matter have to vote in favour of the proposal. Please observe that ticking "Abstain" on the proxy card will not count as a vote in favour.

In addition, at least one half of the capital of the Company has to be represented at the general meeting to make such a decision. If that is not the case, a 2nd general meeting may be called to consider the matter. In such 2nd meeting, no minimum representation is required.

Please note that to maintain momentum around the rebranding and name change, which was announced both internally and externally on January 19, 2006, it is the Company's intention to have its subsidiaries start to operate under the new brand and name with effect from February 1, 2006. From this date also the Company's new website (www.acergy-group.com) will be launched. This practical approach has been deemed appropriate by our legal advisers and we have consulted our largest shareholders who have indicated their support to our proposal.

For the reasons given above, and the conditions of quorum and majority needed to carry the resolution, I would ask all shareholders to actively take a view on the matter and return the attached proxy cards as soon as possible and in any event so that they are received by February 21, 2006, 15:00 hours Central European Winter Time.

Your assistance and support in this matter is sincerely appreciated.

/s/ Tom Ehret
-----------------------
TOM EHRET
Chief Executive Officer

                         NOTICE OF EXTRAORDINARY GENERAL
                 MEETING OF SHAREHOLDERS OF STOLT OFFSHORE S.A.,
                   A SOCIETE ANONYME HOLDING RCS LUX B 43172,
                         HAVING ITS REGISTERED OFFICE AT
                       26, RUE LOUVIGNY, L-1946 LUXEMBOURG
                         ON FEBUARY 24, 2006 at 10 a.m.

An Extraordinary General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") will be held at the offices of Services Generaux de Gestion S.A. 23, Avenue Monterey, L-2086 Luxembourg, on Friday, February 24, 2006 at (10 am) for the following purpose:

(1) To approve a change to the Company's Articles of Incorporation Article 1, 2nd paragraph, the whole of this Article 1 to read:

        It will be styled "Acergy S.A."

        The effective date of the change to the Company's name will be March 1, 2006.

        The Company's Board of Directors is authorised to fix an alternative effective date.

The Board of Directors consequently proposes to the shareholders that the Company adopt the new trade name as its registered name. To do so, Article 1 of the Company's Articles of Incorporation has to change. We draw your attention to the fact that in order to effect such a change, half of the Common Shares have to be present or represented at the shareholder meeting considering the matter and the resolution has to be adopted at a 2/3 majority of the Common Shares present or represented in favour of the proposal.

The Board of Directors of the Company has determined that Common Shareholders of record at the close of business on January 19, 2006 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

/s/ Mark Woolveridge
---------------------
MARK WOOLVERIDGE
Chairman of the Board

To assure your representation at the Extraordinary General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" THE PROPOSAL.

                                           Please Mark Here for
                                           Address Change or Comments    [ ]
                                           SEE REVERSE SIDE


                                     FOR    AGAINST   ABSTAIN

1. To approve a change to the        [ ]      [ ]       [ ]
   Company's Article 1, 2nd
   paragraph, the whole of
   this Article 1 will read:
   "Acergy S.A."

The effective date of the
change to the Company's name
will be as soon as it is
reasonably practicable and is
expected to be March 1, 2006.
The Company's Board of
Directors is authorized to fix
an alternate effective date.










Signature _____________________ Signature ____________________ Date ___________
Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.
--------------------------------------------------------------------------------
                              FOLD AND DETACH HERE

                     Vote by Internet or Telephone or Mail
                         24 Hours a Day, 7 Days a Week

               Internet and telephone voting is available through
                   11:59 PM Eastern Time on February 16, 2006.

      Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

                                          TELEPHONE
            INTERNET                    1-866-540-5760              MAIL
 http://www.proxyvoting.com/sosa     Use any touch-tone        Mark, sign and
       Use the internet to           telephone to vote       date your proxy
         vote your proxy.        OR   your proxy. Have   OR  card and return
       Have your proxy card           your proxy card in     it in the enclosed
         in hand when you            hand when you call.        postage-paid
       access the web site.                                       envelope.

               If you vote your proxy by Internet or by telephone,
                  you do NOT need to mail back your proxy card.

        THE FOLLOWING PROXY CARD RELATES TO EXTRAORDINARY SHAREHOLDERS' MEETING OF STOLT OFFSHORE S.A. AND IS BEING SENT TO THE HOLDERS OF STOLT OFFSHORE S.A'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG STOLT OFFSHORE S.A., DEUTSCHE BANK TRUST COMPANY AMERICAS, AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.





    Address Change/Comments (Mark the corresponding box on the reverse side)
    ------------------------------------------------------------------------












--------------------------------------------------------------------------------
                              FOLD AND DETACH HERE